UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

ZION OIL & GAS, INC.

SEC FILE NUMBER: 333-107042

CUSIP NUMBER: 989696 10 9

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Zion Oil & Gas, Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office: 6510 Abrams Rd., Suite 300, Dallas, Texas 75231

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period:

On February 17, 2004 our registration statement for an initial public offering became effective and we immediately became subject to filing requirements under the Securities Exchange Act of 1934, including the filing of an annual report on Form 10-KSB on April 14, 2004 (puruant to an extension on form 12b-25). The requirement to quickly file an annual report caused the delay in the preparation of our first quarterly financial statements. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eugene A. Soltero, President, 214-221-4610

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

Our first annual report on Form 10-K was delayed due to the short time between the date of our status changing to a required filer and the intial date of filing.

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zion Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004 By: /s/ E. A. Soltero

Eugene A. Soltero

President, Chief Operating Officer,

and Chief Financial Officer